BD 3/10

05037505

SECURITIES [illegible] W[illegible]

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMHERST SECURITIES GROUP, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 NORTH CAPITAL OF TEXAS HIGHWAY, SUITE 300
(No. and Street)

AUSTIN (City) TEXAS (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BURLESON (512) 342-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANN FRANKFORT STEIN & LIPP CPAs, L.L.P.
(Name – *if individual, state last, first, middle name*)

12 GREENWAY PLAZA, SUITE 1202 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/10/05

OATH OR AFFIRMATION

I, DAVID BURLESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMHERST SECURITIES GROUP, L.P., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. JONES
MY COMMISSION EXPIRES
JULY 13, 2005

Notary Public

Signature

VICE PRESIDENT & CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***** A REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED. ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT. *****

AMHERST SECURITIES GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.
Austin, Texas

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. (a limited partnership) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 11, 2005

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 5,381,066
Cash segregated under regulations	351,724
Accrued interest receivable	3,802,996
Receivable from clearing organization	2,272,714
Receivable from customers	33,031
Securities purchased under agreements to resell	125,213,756
Marketable securities owned	759,675,495
Furniture and equipment, less accumulated depreciation of $1,079,975	1,912,764
Other assets	1,144,858
TOTAL ASSETS	$ 899,788,404
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Marketable securities sold, but not yet purchased	$ 77,450,926
Securities sold under agreements to repurchase	746,757,050
Payable to broker-dealers	252,699
Payable to customers	14,922
Accounts payable	82,407
Accrued liabilities	5,909,893
TOTAL LIABILITIES	830,467,897
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS	31,000,000
PARTNERS' CAPITAL	38,320,507
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 899,788,404

See notes to financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Amherst Securities Group, L.P. (the "Partnership") is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partner interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Additionally, Amherst Securities Group, Inc. changed its name to ASG General Partners, Inc.

Effective January 2001, the Partnership recapitalized by amending the original agreement of limited partnership to establish three Classes of limited partnership interests (Class A, Class B, and Class C, respectively). Under the amended partnership agreement, the 99% limited partner ownership interest in the Partnership was divided into numerical units of ownership ("units"). The units of the original limited partners were converted into Class B units. Four hundred Class A units were issued to the subordinated note holders for a $200,000 cash contribution. The Class A units are to be repurchased by the Partnership when the subordinated notes are paid. Additionally, the Partnership issued 219.7 Class C units for a cash contribution of $1,000,000. General distinctions between the Classes of limited partnership interest include preferential semi-annual net operating profit distributions and buy-back agreements.

The Partnership issues its statement of financial condition on the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position are summarized below:

Nature of Operations: The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. and primarily markets fixed income securities to financial institutions with offices located in Texas, Florida, Maryland, New Jersey, Virginia and Connecticut. The Partnership's customers are located throughout the United States.

Revenue Recognition: Proprietary securities transactions are recorded on a settlement date basis with related gains or losses recorded on that date. Customers' securities transactions are reported on a settlement date basis with related commission income and expense recorded on the settlement date. Marketable securities are valued at market value with the difference between cost and market included in net earnings.

Cash and Cash Equivalents: The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Resale and Repurchase Agreements: Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2004, the market value, including accrued interest, of the securities sold subject to repurchase was $776,389,182.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using the straight-line method.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: In lieu of corporate income taxes, the individual partners of the partnership are taxed on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in this statement of financial condition.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATIONS

At December 31, 2004, cash of $351,724 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C - MARKETABLE SECURITIES OWNED AND MARKETABLE SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of government securities, United States Treasury notes and corporate debt and are stated at quoted market values. Securities owned are held by clearing organizations as collateral for amounts payable to those organizations.

NOTE D - PAYABLE TO CLEARING ORGANIZATION

During May 2004, the Partnership discontinued its self-clearing activities. The Partnership now conducts all business through its clearing broker (Bear Stearns), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. Under its agreement with Bear Stearns, the Partnership is required to maintain a minimum net capital of $150,000.

NOTE E - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2004, the Partnership has subordinated note agreements with Class A limited partners. The agreements have the same repayment terms and bear interest at London Interbank Offered Rate ("LIBOR") plus 7.75%. Interest only payments are due semi-annually with the total principal due January 2006. The aggregate subordinated note balance outstanding at December 31, 2004 is $31,000,000. At December 31, 2004, accrued interest payable on subordinated notes was $2,871,982.

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was in compliance with all applicable covenants at December 31, 2004.

NOTE E - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by an agreement approved by the NASD and, are thus, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F - OPERATING LEASES

The Partnership leases office facilities under operating lease agreements which expire at various times through January 2010. The Partnership also leases various equipment under operating lease agreements expiring at various dates through October 2007.

At December 31, 2004, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2005	$ 2,208,478
2006	1,111,898
2007	922,322
2008	610,115
2009	286,003
Thereafter	13,989
	$ 5,152,805

NOTE G - PROFIT SHARING PLAN

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code for all eligible employees. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of limits determined by the Internal Revenue Service. The Partnership may elect to make a matching contribution on a portion of the participant's compensation. The Partnership may also elect to make additional contributions at its discretion.

NOTE H - 2002 EQUITY PARTICIPATION PLAN

During 2002, the Partnership adopted the 2002 Equity Participation Agreement. Under the agreement, certain key management will receive periodic incentive awards of Class B Units of the Partnership as determined by the Equity Participation Committee appointed by the Partnership. Incentive awards for 2004 were valued by the Partnership based on the book value of the Class B Units at the date of grant. The Units will vest at various percentages over a three year period based on the date the incentive award was granted.

NOTE I - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $53,476,478, which was $52,765,777 in excess of its minimum required net capital of $710,701.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other sophisticated financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Partnership maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Partnership has experienced no losses associated with these accounts.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Partnership has sold treasuries and T.B.A. pools that it has not yet purchased in order to reduce exposure on marketable securities owned. The Partnership has recorded these obligations in the statement of financial condition at the December 31, 2004 market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Partnership are reported at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchased agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their fair value.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

AMHERST SECURITIES GROUP, L.P.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

To the Partners of
Amherst Securities Group, L.P.
Austin, Texas

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any other than these specified parties.

VHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 11, 2005